

April 20, 2011

Via Email

Jeffrey Weiner
Chief Executive Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re: LinkedIn Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-171903**

Dear Mr. Weiner:

We have reviewed your response letter dated April 4, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated March 25, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 61

1.   We note your disclosure on page 66 refers to the revenue growth from the third quarter of 2010 to the fourth quarter of 2010 to substantiate the increase in the stock price from December 2010 to February 2011. Please tell us if you considered providing disclosure to indicate any changes in your operating results from the fourth quarter of 2010 to the first quarter of 2011, as that information would appear to be more relevant when explaining this increase.

Certain Relationships and Related Person Transactions, page 111

Membership Units Purchase Agreement, page 111

2.   Please revise the last sentence of the first paragraph of this section to include disclosure consistent with your response to prior comment 6 and delete the statement that the interest rate was determined through "arm's length" negotiations.

<u>Principal and Selling Stockholders, page 115</u>

3.   Please revise to provide this disclosure as of the most recent practicable date. See Item 403 of Regulation S-K.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: <u>Via Email</u>
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.